FOR IMMEDIATE RELEASE


    HENKEL'S PENDING OFFER FOR DEP CLEARS U.S. ANTITRUST REVIEW

           DUSSELDORF, GERMANY, July 28, 1998 -- HENKEL KGaA announced today that it had been granted early termination of the required "waiting period" under the Hart-Scott-Rodino Antitrust Improvements Act applicable to the pending offer by its subsidiary Henkel Acquisition Corp. II for all outstanding shares of common stock of DEP Corporation (NASDAQ SmallCap Market:
DEPCC), thus satisfying one of the conditions to the closing of Henkel's acquisition of DEP.

           Henkel's tender offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, August 14, 1998, unless extended. Rhone Group LLC is acting as financial advisor and Dealer Manager for the tender offer. MacKenzie Partners, Inc. is the Information Agent.

           Henkel was founded in 1876 and is headquartered in Dusseldorf, Germany. The Henkel Group is a worldwide specialist in applied chemistry, consisting of more than 330 companies operating in over 60 countries. Henkel is the largest global producer of oleochemical products based on renewable raw materials. It also holds global market leadership positions in adhesives and surface technologies. The detergents/household cleansers and cosmetics/toiletries business sectors hold market leading positions in Europe. Key segments of the cosmetics/toiletries business sector include hair care and body care products. The Henkel Group realized sales of DM 20.1 billion in 1997.


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           DEP Corporation is engaged in developing, formulating,
manufacturing, marketing and distributing a wide range of trademark personal care products. With its 12 main brands, including the market leading hair styling lines of L.A. Looks and DEP, are sold in more than 100,000 outlets throughout the United
States. For the year ended July 31, 1997, DEP Corporation realized sales of USD 115 million and employed 300 people.

Contacts:

Michael Rolf Fischer, Henkel KGaA, Corporate Communications
Phone:  +49-211-797-4191/Fax:  +49-211-798-4040

Larry Dennedy, MacKenzie Partners, Inc.
Phone:  212-929-5239/Fax:  212-929-0308


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